Mail Stop 3010

August 17, 2009

Dr. Mislav Pavelic
President
OpenCell Biomed, Inc.
25 The West Mall, #253, Unit 1336
Toronto, Ontario, M9C 1B8

> **Re:** **OpenCell Biomed, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 16, 2009, as amended on August 14, 2009**
> **File No. 333-141094**

Dear Dr. Pavelic:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant